Exhibit 99.1

228675 PRESS RELEASE

CLASS ACTION AGAINST AEGON N.V. DISMISSED

On June 23, 2004 the United States District Court for the Southern District of New York dismissed the class action lawsuit that was filed on January 24, 2003 against AEGON N.V. and several of its current and former Executive Board members. The period for appeal has lapsed and therefore the class action has definitively been dismissed.

The Hague, August 12, 2004

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